Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following description is a summary of certain provisions of SpartanNash’s restated articles of incorporation in the context of applicable laws. This summary is subject to and is qualified by reference to all the provisions of SpartanNash’s restated articles of incorporation, which we urge you to read carefully. As used in this section, “Description of Capital Stock,” references to “SpartanNash” refer only to SpartanNash, Inc. and do not include its subsidiaries

General

SpartanNash is authorized to issue 110,000,000 shares of capital stock consisting of 100,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock. As of December 28, 2019, there were approximately 36,351,000 shares of common stock issued and outstanding. No shares of preferred stock are issued and outstanding. SpartanNash’s articles of incorporation provide that no share of common stock will be entitled to any preferences and that all shares will be equal.

The SpartanNash board of directors is authorized to issue preferred stock from time to time and to fix the rights, preferences and limitations of each series of preferred stock. This includes the designation of each series and the number of shares in it, the dividend rate, whether and when shares will be redeemable, the prices at which shares will be redeemable, rights upon liquidation, any sinking fund provisions, any conversion or exchange privileges, voting rights, any restrictions on the payment of dividends or other distributions on other classes of stock and any other rights, preferences or limitations. The issuance of shares of preferred stock could adversely affect the availability of earnings for distribution to the holders of SpartanNash common stock if the preferred stock provides for cumulative dividends, dividend preferences, conversion rights or exchange, redemption or other similar rights or preferences.

Dividends

SpartanNash shareholders are entitled to receive such dividends and other distributions on common stock as are declared from time to time by the board of directors. The board’s right to declare dividends is subject to the rights of any holders of preferred stock or any other stock with superior dividend rights and SpartanNash’s legal ability to make certain other payments. The board of directors may fix the dividend rights and rates of the preferred stock if and when such shares are first issued. The payment of dividends and other distributions to shareholders is also subject to certain restrictions under the company’s credit facilities. The Company’s credit facilities impose certain limitations on the Company’s ability to pay dividends.

Voting Rights

Each shareholder is entitled to cast one vote for each share of common stock held of record on all matters submitted to a vote of shareholders, including the election of directors.

Dissenters’ Rights

Under Michigan law, in some circumstances, shareholders that do not vote in favor of various types of major corporate actions have the right to dissent and receive cash in exchange for their shares. Michigan law recognizes dissenters’ rights in connection with certain amendments to the articles of incorporation, mergers, consolidations, sales or other dispositions of all or substantially all of the assets of a corporation, and certain acquisitions for stock. Under Michigan law, however, a shareholder may not dissent from the corporate actions described above if the company’s shares are listed on a national securities exchange on the record date fixed to vote on the corporate action.

Rights upon Dissolution and Liquidation

Upon the liquidation, dissolution or winding up of the affairs of SpartanNash, the holders of common stock will be entitled to receive pro rata all of the assets of the corporation available for distribution to the shareholders after an amount has been set aside for payment of debt and liabilities and the holders of all shares having priority over the common stock. The rights of any preferred stock will be determined by the board of directors if and when such shares are first issued.

Exhibit 4.1

Shareholder Meetings

The time, date and place of each annual meeting of shareholders is determined by the board of directors. Special meetings of shareholders may be called by the board of directors. Michigan law provides that the holders of at least 10% of the Company’s outstanding shares may apply to have a court order a special meeting for good cause shown.

Board of Directors; Number

Under Michigan law, the number of directors may be fixed in a corporation’s bylaws or articles of incorporation. The SpartanNash restated articles of incorporation provide that the board of directors may, by a 75% vote of its members, fix the number of directors on the board, but the number of directors may not be less than three. The restated articles of incorporation also provide that all directors are elected at each annual meeting for a term office to expire at the next annual meeting and until such directors’ successors are elected and qualified.

Shareholder Nominations of Directors

SpartanNash’s restated articles of incorporation allow the board of directors or a shareholder to nominate a director. Shareholders nominating a director must submit certain information concerning the candidate at least 120 days before the election meeting.

Removal of Directors

Michigan law provides that shareholders may remove a director with or without cause, unless the articles of incorporation provide otherwise. SpartanNash’s restated articles of incorporation allow a director to be removed only for cause. A director being removed because of a felony conviction or a finding by a court of negligence or misconduct in the performance of his or her duties may be removed by a majority of the directors. A director who has become mentally incompetent or is deemed by the board of directors to be in derogation of his or her duties may be removed only by 75% of the total number of directors, excluding the director in question.

Vacancies on Board of Directors

Any vacancy on the board of directors will be filled by the affirmative vote of a majority of the directors then in office. No decrease in the number of directors may shorten the term of any incumbent director.

Personal Liability of Directors

Michigan law provides that a corporation’s articles of incorporation may provide that, except for certain liabilities, a director will not be personally liable to the corporation or its shareholders for monetary damages for a breach of the director’s fiduciary duty. In addition, Michigan law sets forth circumstances under which directors, officers, employees or agents of a corporation may be indemnified or insured against any liabilities that they incur in such capacities.

SpartanNash’s restated articles of incorporation provide that a director of SpartanNash will not be personally liable to SpartanNash or its shareholders for monetary damages for any action taken or any failure to take any action as a director, except for liability for:

•	the amount of a financial benefit received by a director to which he or she is not entitled;

•	intentional infliction of harm on SpartanNash or its shareholders;

•	certain unlawful dividends, distributions or loans; or

•	intentional criminal acts.

Indemnification

Michigan law permits, and the restated articles of incorporation require, indemnification of SpartanNash’s directors and executive officers in a variety of circumstances. The restated articles of incorporation require SpartanNash to indemnify any director or executive officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding because he or she is or was a director or

Exhibit 4.1

executive officer, or is or was serving at the request of SpartanNash in another capacity, to the fullest extent permitted by law. SpartanNash may also indemnify any person who is not a director or executive officer, if the indemnification is authorized by the board of directors.

SpartanNash’s bylaws require the company to indemnify SpartanNash’s directors, executive officers and other persons to the extent that an indemnified person successfully defends an action. SpartanNash must indemnify the indemnified party against actual and reasonable expenses, including attorneys’ fees, incurred in connection with the action and any action brought to enforce the mandatory indemnification provisions.

Before a final determination of an action, SpartanNash may reimburse an indemnified party for reasonable expenses incurred by him or her, if specified procedures are followed. In addition, a court may order the company to indemnify a director, officer, employee or agent if the court determines that the person is fairly and reasonably entitled to indemnification considering all the relevant circumstances, whether or not the applicable standard of conduct set forth in the bylaws was met or the indemnified party was found liable to the company or its shareholders.

Amendment of Articles and Bylaws

Under Michigan law, some provisions of a corporation’s articles of incorporation may be amended by the board of directors. Other provisions require the approval of the holders of a majority of the outstanding shares, unless a larger percentage is required by the corporation’s articles of incorporation.

Under Michigan law, unless a corporation’s articles of incorporation and bylaws provide that only shareholders may amend the bylaws, the shareholders or the board of directors may amend the bylaws. The restated articles of incorporation allow the board of directors to amend the bylaws without shareholder approval. The shareholders may amend the bylaws only by the affirmative vote of the holders of two-thirds of the total voting shares.

Board Evaluation of Takeover Proposals

The SpartanNash restated articles of incorporation allow the board of directors, in considering a takeover proposal, to consider certain factors in addition to the total price offered. SpartanNash’s articles of incorporation specifically allow the board of directors to consider:

•

the fairness of the consideration to be received by SpartanNash and its shareholders under the proposed offer, taking into account the trading price of the company’s stock immediately prior to the announcement of the proposed offer, the historical trading price of the company’s stock, the price that might be achieved in a negotiated sale of SpartanNash as a whole, premiums over the trading price of their securities which have been proposed or offered to other companies in the past in connection with similar offers, and the future prospects of SpartanNash;

•	the possible social and economic impact of the proposed offer and its consummation on SpartanNash and its employees, customers and suppliers;

•	the possible social and economic impact of the proposed offer and its consummation on the communities in which SpartanNash and its subsidiaries operate or are located;

•	the business, financial condition, and earning prospects of the offering party, including, but not limited to, debt service and other existing or likely financial obligations of the offering party;

•	the competence, experience and integrity of the offering party and its management; and

•	the intentions of the offering party regarding the use of the assets of SpartanNash to finance the transaction.

Business Combinations

Michigan law provides that, unless otherwise provided in the articles of incorporation, any merger or share exchange must be approved by the holders of a majority of the outstanding shares entitled to vote. Michigan law requires shareholder approval for the sale, lease or exchange of substantially all of the assets of SpartanNash. The restated articles of incorporation require the approval of the holders of a majority of the outstanding shares of SpartanNash for a business combination.

Exhibit 4.1

Michigan Fair Price Act

Michigan’s Fair Price Act applies to SpartanNash. The Fair Price Act requires a vote of the holders of 90% of outstanding shares and a vote of the holders of at least two-thirds of disinterested shares to approve a “business combination.” The Fair Price Act defines a “business combination” to include any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an “interested shareholder” or certain “affiliates.” An “interested shareholder” is generally any person who owns 10% or more of the outstanding voting shares of SpartanNash or is currently an affiliate of SpartanNash who owned 10% or more of the outstanding voting shares of SpartanNash at any time within the preceding 2-year period. An “affiliate” is a person who directly or indirectly controls, is controlled by, or is under the common control of a specified person.

The “supermajority” vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others:

•

the purchase price to be paid for the shares of the corporation in the business combination must be at least equal to the highest of either (1) the market value of the shares or (2) the highest per share price paid by an interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher;

•

once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the corporation except as part of the transaction that resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends; and

•	at least 5 years have passed since the date the interested shareholder became an interested shareholder.

The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the board of directors has approved or exempted from the requirements of the Fair Price Act by resolution adopted before the interested shareholder first became an interested shareholder.

Transfer and Exchange Agent

SpartanNash’s transfer and exchange agent for its common stock is Computershare, 250 Royall Street, Canton, Massachusetts, 02021.